UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 2)
TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)

___________________
Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314)241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Todd Shipyards Corporation, a Delaware corporation (the “Company”), on December 30, 2010, as amended by Amendment No. 1, filed with the SEC on January 11, 2011.  The Schedule relates to the offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Schedule on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 30, 2010.

Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information – Certain Company Projections,” is hereby amended and supplemented by deleting the summary of the Five Year Projections and Quarterly Projections, including notes (1) and (2) thereto, and replacing it with the following:

“The following is a summary of the Five Year Projections (dollars in thousands) and assumes that WSF awards the Company a contract to construct a 144-car ferry with construction commencing in fiscal year 2013.

			Projected
	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015

Revenue	$277,010	$219,790	$217,111	$282,152	$189,477
Operating Income, Adjusted (1)	$21,538	$19,269	$15,291	$21,701	$12,031
Non-Operating Income/ (Expense) (1)	$(569)	$(659)	$(654)	$(643)	$(632)
Pre-Tax Profit / (Loss)	$20,969	$18,610	$14,637	$21,058	$11,399
Federal Income Tax	$(7,129)	$(6,327)	$(4,976)	$(7,160)	$(3,876)
Net Income	$13,840	$12,282	$9,660	$13,898	$7,524
Depreciation & Amortization	$4,859	$4,958	$4,663	$4,461	$4,055
Adjusted EBITDA (2)	$26,396	$24,227	$19,954	$26,162	$16,087

Quarterly Projections

The following is a summary of the Quarterly Projections (dollars in thousands):

	Projected
	FY 2011	FY 2012
	Q4	Q1	Q2	Q3
Revenue:	$61,391	$71,060	$57,195	$52,075
Operating Income, Adjusted (1)	$2,406	$6,193	$4,782	$4,348
Non-Operating Income/(Expense) (1)	$(305)	$(193)	$(187)	$(150)
Pre-Tax Profit / (Loss)	$2,101	$6,000	$4,595	$4,198
Federal Income Tax	$(714)	$(2,040)	$(1,562)	$(1,427)
Net Income	$1,387	$3,960	$3,033	$2,771
Depreciation & Amortization	$1,159	$1,240	$1,240	$1,240
Adjusted EBITDA (2)	$3,565	$7,433	$6,021	$5,588

(1)
Adjusted operating income and non-operating income / (expense) are non-GAAP measures.  For purposes of the Projections, the Company and Parent agreed that the net amount of income and expense attributable to the Company’s retirement system, retiree medical obligations and other items of income or expense related to non-core operations or certain non-cash transactions would be categorized as non-operating income / (expense) rather than included in the determination of operating income.  These amounts are presented below as “Adjustment for Non-Core and Non-Cash Expense.” The Company believes that the measures of adjusted operating income and non-operating income / (expense) provide meaningful measures of performance of the Company’s core operations.  The adjustment associated with the calculation of the non-GAAP measure has no effect on net income or adjusted EBITDA as shown in the Projections.

Set forth below is a reconciliation of adjusted operating income to operating income, a GAAP measure, for the Five Year Projections and the Quarterly Projections.

  Reconciliation of Adjusted Operating Income - Five Year Projections

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
(in thousands)
Operating Income	$20,052	$17,511	$13,532	$19,943	$10,273
Adjustment for Non-Core and Non-Cash Expense	$1,485	$1,758	$1,758	$1,758	$1,758
Adjusted Operating Income(*)	$21,538	$19,269	$15,291	$21,701	$12,031

Reconciliation of Adjusted Operating Income - Quarterly Projections

	FY 2011	FY 2012
	Q4	Q1	Q2	Q3
(in thousands)
Operating Income	$1,794	$5,754	$4,342	$3,909
Adjustment for Non-Core and Non-Cash Expense	$612	$440	$440	$440
Adjusted Operating Income(*)	$2,406	$6,193	$4,782	$4,348

Set forth below is a reconciliation of non-operating income / (expense) to other income / (expense), a GAAP measure, for the Five Year Projections and the Quarterly Projections.

Reconciliation of Non-Operating Income/(Expense) - Five Year Projections

	FY2011	FY2012	FY2013	FY2014	FY2015
(in thousands)
Other Income/(Expense)	$917	$1,099	$1,104	$1,115	$1,126
Adjustment for Non-Core and Non-Cash Expense	$(1,485)	$(1,758)	$(1,758)	$(1,758)	$(1,758)
Non-Operating Income/(Expense)	$(569)	$(659)	$(654)	$(643)	$(632)

Reconciliation of Non-Operating Income/(Expense) - Quarterly Projections

	Q4	Q1	Q2	Q3
(in thousands)
Other Income/(Expense)	$307	$246	$253	$290
Adjustment for Non-Core and Non-Cash Expense	$(612)	$(440)	$(440)	$(440)
Non-Operating Income/(Expense)	$(305)	$(193)	$(187)	$(150)

(2)
Adjusted EBITDA is a non-GAAP measure.  As used in the Projections, EBITDA means earnings (net income) before income tax expense (federal income tax), depreciation and amortization.  Adjusted EBITDA also excludes the effects of the non-core and non-cash operating expenses described in note (1) and non-operating income from investments and facility rentals, which are not attributable to the Company’s core operations.  The Company believes that adjusted EBITDA, as so defined, is a meaningful measure of the operating performance of the Company.  Set forth below is a reconciliation of adjusted EBITDA to net income, a measurement that was projected in accordance with GAAP, for the Five Year Projections and the Quarterly Projections.

Five Year Projections

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
(in thousands)
Net Income	$13,840	$12,282	$9,660	$13,898	$7,524
Federal Income Tax	$7,129	$6,327	$4,976	$7,160	$3,876
Depreciation & Amortization	$4,859	$4,958	$4,663	$4,461	$4,055
Adjustment for Non-Core and Non-Cash Expense	$1,485	$1,758	$1,758	$1,758	$1,758
Adjustment for Non-Operating Income	$(917)	$(1,099)	$(1,104)	$(1,115)	$(1,126)
Adjusted EBITDA(*)	$26,396	$24,227	$19,954	$26,162	$16,087

Quarterly Projections

	FY 2011	FY 2012
	Q4	Q1	Q2	Q3
(in thousands)
Net Income	$1,387	$3,960	$3,033	$2,771
Federal Income Tax	$714	$2,040	$1,562	$1,427
Depreciation & Amortization	$1,159	$1,240	$1,240	$1,240
Adjustment for Non-Core and Non-Cash Expense	$612	$440	$440	$440
Adjustment for Non-Operating Income	$(307)	$(246)	$(253)	$(290)
Adjusted EBITDA (*)	$3,565	$7,433	$6,021	$5,588

*Differences due to rounding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

TODD SHIPYARDS CORPORATION

By:	/s/ Michael G. Marsh
Name: Michael G. Marsh
Title: Secretary and General Counsel

Dated: January 14, 2011